EXHIBIT D-9


                               THE STATE OF MAINE

                           PUBLIC UTILITIES COMMISSION


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                                        )
PETITION OF NORTHERN UTILITIES, INC.    )
FOR APPROVAL OF A MERGER                )              Docket no.
AND RELATED TRANSACTIONS                )                        --------
                                        )
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                      Petition of Northern Utilities, Inc.
                For Approval of a Merger and Related Transactions
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          Now comes the petitioner, Northern Utilities, Inc. ("Northern"), a
Maine gas utility, and hereby respectfully requests that the Maine Public Utilities Commission (the "Commission") approve a merger and related transactions pursuant to which the ultimate corporate parent of Northern, NiSource Inc. ("NiSource"), acquires Columbia Energy Group ("Columbia").1 In support of the foregoing, Northern hereby represents as follows.

1. Northern is defined to be a "gas utility" pursuant to section 102 of title 35-A of the Maine Revised Statutes. Northern provides gas service to approximately twenty-two thousand (22,000) customers in the greater Portland and Lewiston areas.

2. Northern brings this petition pursuant to section 708 of title 35-A of the Maine Revised Statutes, which provides that no Reorganization (as defined in such section) may take place without the approval of the Commission, which approval may not be given unless "the Reorganization is consistent with the


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1 In addition, Northern hereby requests that the Commission exempt Portland
Natural Gas Transmission System ("PNGTS"), an interstate natural gas pipeline of which NiSource owns 19 percent and which is regulated by the Federal Energy Regulatory Commission ("FERC"), from any provisions of the Maine statutes that might apply to PNGTS with respect to the subject merger and related transactions.


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interests of the utility's ratepayers and investors." 35-A M.R.S.A. ss.708.2.A.2
As is set forth below, the transactions for which Northern seeks the Commission's approval are consistent with such interests.

3. Northern is an indirect subsidiary of NiSource, which is an Indiana corporation. NiSource is a public utility holding company that is currently exempt from registration with the United States Securities and Exchange Commission (the "SEC") under section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), pursuant to an order dated February 10, 1999 exempting NiSource from most of the provisions of PUHCA. NiSource is an "affiliate" of Northern pursuant to 35-A M.R.S.A. ss.707. Northern's parent, Bay State Gas Company ("Bay State," a Massachusetts gas utility), is a wholly-owned subsidiary of NiSource.3 NiSource is also the parent company of two utilities providing gas service in Indiana and one providing both gas and electric service in Indiana.4 Other principal NiSource subsidiaries are engaged in gas transportation and water distribution. See the organization chart entitled "NiSource Inc. Pre-Merger Organizational Structure," which is attached hereto.

4. PNGTS is an interstate natural gas transporter providing service pursuant to FERC-filed tariffs. Although subject to FERC's regulatory oversight, PNGTS is nonetheless defined to be a "natural gas pipeline utility" and an "affiliate" of


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2 Northern does not believe that any approval of the subject merger is required under 35-A M.R.S.A. ss.ss. 1101(2) and 1103(1). However, to the extent that any such approval is required, Northern hereby requests that the Commission grant the same.

3 The acquisition by NiSource (then known as "NIPSCO Industries, Inc.") of Northern (through the acquisition of Bay State) was approved by the Commission in Northern Utilities, Inc., No. 98-216 (Maine P.U.C., June 12, 1998). During the course of that proceeding, Northern indicated its expectation that as part of the merger Northern's stock would be distributed by Bay State to NiSource such that Northern - while maintaining its distinct corporate identity and its own board of directors - would thus become a direct subsidiary of NiSource. However, such a distribution could have resulted in possible adverse state income tax consequences for Bay State. Accordingly, Northern remains a subsidiary of Bay State. Because Northern still maintains its distinct corporate identity with its own board of directors, this variation has no effect on Northern or its ratepayers.

4 Northern Indiana Public Service Company serves both gas and electric customers; Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. serve gas customers.


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Northern pursuant to 35-A M.R.S.A. ss.ss. 102 and 707;5 accordingly, the provisions of section 708 would seem literally to apply to PNGTS. In recognition of the pre-emptive effect of FERC jurisdiction over PNGTS, and in recognition of the fact that the subject merger will have no effect on PNGTS (NiSource will remain the ultimate corporate parent of the owner of a less-than-20-percent minority interest in PNGTS), the Commission should in accordance with section 708 exempt PNGTS from the provisions of the Maine statutes that might apply to it with respect to the subject merger and related transactions.

5. Columbia is a Delaware corporation and a public utility holding company registered with the SEC under PUHCA and subject to all the regulatory requirements applicable to such companies under PUHCA. Columbia, through its various subsidiaries, is engaged in all phases of the natural gas business, including exploration and production, transmission, storage, and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation.6 See the organization chart entitled "Columbia Energy Group Pre-Merger Organizational Structure," which is attached hereto.

6. NiSource and Columbia have entered into an Agreement and Plan of Merger, dated as of February 27, 2000 and amended and restated as of March 31, 2000 (the "Merger Agreement"), providing for the acquisition by NiSource of Columbia through the creation of a new holding company. Pursuant to the Merger Agreement, New NiSource Inc. ("New NiSource") has been organized under the laws of Delaware, and New NiSource has in turn formed two subsidiaries, NiSource Acquisition Corp. ("NAC") and Columbia Acquisition Corp. ("CAC"). Under the


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5 NiSource owns a total of 19.06 percent of PNGTS. The remaining 80.94% of PNGTS is owned by parties unrelated to Northern or NiSource.

6 Columbia subsidiaries provide gas utility service to customers in Kentucky, Maryland, Ohio, Pennsylvania, and Virginia. In addition, Northern notes that Columbia indirectly owns a ten percent interest in the owner of the CEC Rumford Cogeneration Plant. Such facility is defined to be an "excluded electric plant" and its owner is therefore excluded from the definitions of "electric utility" and "public utility."


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Merger Agreement, NAC and CAC will be merged with and into NiSource and Columbia respectively. NiSource and Columbia will thus each become wholly-owned subsidiaries of New NiSource. It is anticipated that promptly after the mergers, NiSource will be merged into New NiSource. (Note that an alternative structure is described in paragraph 8 hereto.)

7. In the event that the Merger Agreement is approved by holders of a majority of the outstanding shares of NiSource stock as well as by Columbia's shareholders, the subject merger will take place as described in the previous paragraph (the "Preferred Plan"). Under the Preferred Plan, each share of Columbia stock will be converted into (i) cash and other consideration (i.e., New NiSource debt and a forward equity contract), or (ii) at the shareholder's election and subject to terms and limitations, into New NiSource stock. As a result of such merger, Columbia will become a wholly-owned subsidiary of New NiSource. Thus, both Columbia and the NiSource subsidiaries will be wholly-owned by New NiSource, which is then expected to be register as a public utility holding company under PUHCA. The net result of the transactions under the Preferred Plan will be (i) that the current shareholders of NiSource will become the shareholders of New NiSource, of which Columbia will be a wholly-owned subsidiary; and (ii) that the current shareholders of Columbia, in exchange for their Columbia shares, will receive either cash and New NiSource debt and a forward equity contract, or (at their election and subject to limitations) New NiSource stock. See the organization chart entitled "NiSource Inc. Post-Merger Planned Organizational Structure," which is attached hereto.

8. In the event that the Merger Agreement is approved by Columbia's shareholders but NiSource's shareholders do not vote in favor of it, the transaction automatically will be restructured so that Columbia will become a


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wholly-owned subsidiary of NiSource (the "Alternative Plan"). Under the
Alternative Plan, each share of Columbia stock will be converted into cash and other consideration (which will not include any stock). The net result of the transactions under the Alternative Plan will be (i) that the current shareholders of NiSource remain shareholders of NiSource, of which Columbia will be a wholly-owned subsidiary; and (ii) that the current shareholders of Columbia, in exchange for their Columbia shares, will receive cash and NiSource debt and a forward equity contract. See the organization chart entitled "NiSource Inc. Post-Merger Alternative Organizational Structure," which is attached hereto.

9. Regardless of whether the subject merger takes place under the Preferred Plan or the Alternative Plan, the jurisdiction of the Commission over Northern's current operations will not be affected.

10. No changes in the management of Northern or Bay State will result from the merger, and thus the merger will have no material impact on the local operations of Northern. The subject merger will not result in any change in the current ownership or control of Northern. The subject merger will not cause Northern's rates for service to increase, nor will it require any "acquisition premium" to be allocated to Northern.7

11. In no manner will the ratepayers of Northern be adversely affected by the subject merger; indeed, the subject merger will provide a number of affirmative ratepayer benefits, including the acquisition by Northern's parent company of significant assets, which will better enable Northern to serve the needs of its customers.


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7 In its above-cited decision approving the acquisition by NiSource
(then known as "NIPSCO Industries, Inc.") of Northern, the Commission also approved a Stipulation among Northern, NIPSCO Industries, and Maine's Office of the Public Advocate. The subject merger will not affect such Stipulation.


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12.  The subject merger will provide the opportunity for Northern's ratepayers to realize certain long-term advantages through the efficient use of the combined pipeline and storage assets of its parent company, plus the ability to best use natural gas supplies across time, weather, and geography (which ability is expected to increase over time as existing resource commitments expire).

13. The subject merger will facilitate the provision of new products and services to Northern's customers. It will facilitate the development of new technological processes and systems in the future.

14. The subject merger will enhance Northern's efforts to maintain operational excellence through technological improvements, process enhancements, and effective cost management. Both the NiSource and Columbia companies are respected for their technical expertise, and the subject merger will allow them to implement the best practices of each, for their mutual benefit.

15. Northern's ratepayers will also benefit from the increased expertise and stability of its corporate parent resulting from the subject merger. The combined base of energy assets resulting from the subject merger will enhance the marketing and delivery of complementary energy products and services through assured energy supplies, broad knowledge of a wide range of energy products, greater credibility with customers, and opportunities to utilize the complementary business activities of each company.

16. The subject merger will also provide significant benefits to the owners of Northern - that is, the shareholders of NiSource. The merger will provide new strategic and operational opportunities to NiSource through its ownership of a significantly larger and more diverse group of operating energy companies.


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17.  The subject merger and the related transactions, for which Northern hereby seeks the Commission's approval, are thus consistent with the interests of Northern's ratepayers and investors and should therefore be approved by the Commission.

WHEREFORE, Northern requests that the Commission

          Determine that the merger of NiSource and Columbia, and the related transactions described in this petition, are consistent with the public interest and are authorized, allowed, and approved in accordance with the provisions of 35-A M.R.S.A. ss.708;8 and

          Issue a decision setting forth such determination, stating affirmatively therein (i) that the Commission has the resources to, and does currently exercise regulatory jurisdiction over the rates, services, and operations of Northern; (ii) that the Commission intends to continue exercising such jurisdiction over Northern following completion of the subject merger; and (iii) that PNGTS is exempted from any provisions of the Maine statutes that might apply to PNGTS with respect to the subject merger and related transactions; and


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8 Northern also requests that to the extent that any approval of the subject merger is required under 35-A M.R.S.A.ss.ss. 1101(2) and 1103(1), the Commission grant the same.


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          Grant such further relief as the Commission deems just and appropriate.

                                        Respectfully submitted,

                                        NORTHERN UTILITIES, INC.

                                        By its attorneys,

                                        /s/ Edward R. Hill, Jr.
                                        ---------------------------------------
                                        John A. DeTore
                                        Edward R. Hill, Jr.
                                        RUBIN AND RUDMAN LLP
                                        50 Rowes Wharf
                                        Boston, Massachusetts  02110
                                        (617) 330-7000

Dated:   April 7, 2000


                                      -8-


    Chart of NiSource Inc. Pre-Merger Organizational Structure appears here.


       Chart of Columbia Energy Group. Pre-Merger Organizational Structure
                                 appears here.


       Chart of NiSource Inc. Post-Merger Planned Organizational Structure
                                  appears here.


          Chart of NiSource Inc. Post-Merger Alternative Organizational
                            Structure appears here.